APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

D Pizza Joint, LLC
Balance Sheet - unaudited
For the period ended 08/31/21

	Current Period
	31-Aug-21
ASSETS	
Current Assets:	
Cash	$ 91,000.00
Petty Cash	-
Total Current Assets	91,000.00
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 91,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	41,000.00
Total Long-Term Liabilities	41,000.00
EQUITY	
Capital Stock/Partner's Equity	50,000.00
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	50,000.00
TOTAL LIABILITIES & EQUITY	$ 91,000.00
Balance Sheet Check	-

I, Todd Stern, certify that:

1. The financial statements of D Pizza Joint, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of D Pizza Joint, LLC has not been included in this Form as D Pizza Joint, LLC was formed on 05/20/2021 and has not filed a tax return to date.

Signature _____

Name: Todd Stern

Title: Owner